UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oiltanking Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

678049107

(CUSIP Number)

Michael A. Creel

Chief Executive Officer

Enterprise Products Holdings LLC

(General Partner of Enterprise Products Partners L.P.)

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person IN

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person OO - limited liability company

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC 13-4297068
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person OO - limited liability company

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person PN

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person CO

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

CUSIP No. 678049107

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 54,799,604(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 54,799,604(1)
11	Aggregate amount beneficially owned by each reporting person 54,799,604(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 65.9%(2)
14	Type of reporting person OO - limited liability company

(1)	Includes 38,899,802 common units representing limited partner interests in the Issuer (“Common Units”) issued upon the conversion of subordinated units representing limited partner interests in the Issuer on a one-for-one basis, effective November 17, 2014, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.
(2)	Calculation of percentage based on a total of 83,128,494 Common Units outstanding as of September 30, 2014 on a pro forma basis after giving effect to the conversion described above.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units” or the “Units”) representing limited partner interests in Oiltanking Partners, L.P., a Delaware limited partnership (“OILT,” or the “Issuer”), which has its principal executive offices at 333 Clay Street, Suite 2400, Houston, TX 77002.

This Schedule 13D represents Amendment No. 2 to the Schedule 13D originally filed by certain reporting persons with the Commission on October 10, 2014, as amendment by Amendment No. 1 thereto, filed on October 23, 2014 (the “Original Schedule 13D”).

Item 2. Identity and Background.

No change to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

All 38,899,802 issued and outstanding subordinated units representing limited partner interests in the Issuer (“Subordinated Units”) were converted into Common Units on a one-for-one basis, effective November 17, 2014 (the “Conversion”), upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs:

Merger Agreement

On November 11, 2014, Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Enterprise, Enterprise Products Holdings LLC, a Delaware limited liability company and the general partner of Enterprise, EPOT MergerCo LLC, a Delaware limited liability company and a wholly owned subsidiary of Enterprise (“MergerCo”), the Issuer, and OTLP GP, LLC, a Delaware limited liability company and the general partner of the Issuer (“OILT GP”).

Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, upon the later of the filing with the Secretary of State of the State of Delaware of a certificate of merger or the later date and time set forth in such certificate, OILT will merge with MergerCo, with OILT surviving the merger as a wholly owned subsidiary of Enterprise (the “Merger”). Following the Merger, OILT GP will remain the general partner of OILT and all outstanding Common Units (other than Common Units held by Enterprise or its subsidiaries) will be converted into the right to receive 1.30 common units representing limited partnership interests in Enterprise (the “Enterprise Common Units”). No fractional Enterprise Common Units will be issued in the Merger, and holders of Common Units will, instead, receive cash in lieu of fractional Enterprise Common Units, if any. The 54,799,604 Common Units beneficially owned by Enterprise Products Operating LLC, a Delaware limited liability company and wholly owned subsidiary of Enterprise (“EPO”), will remain outstanding and EPO will continue as a limited partner of OILT. In connection with the Merger, EPO will not receive any consideration for the continuation of its limited partnership interest in OILT, OILT GP will not receive any consideration for the continuation of its general partner interests or incentive distribution rights in OILT, and Enterprise will be admitted as a limited partner of OILT and issued Common Units equal to the converted Common Units held by unitholders other than Enterprise or its subsidiaries.

The conflicts committee (the “OILT Conflicts Committee”) of the board of directors of OILT GP (the “OILT GP Board”) has unanimously in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are fair and reasonable to and in the best interests of OILT and the “OILT unaffiliated unitholders” (consisting of OILT unitholders other than Enterprise and its affiliates, OILT and its subsidiaries and the directors and executive officers of OILT GP), and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the OILT GP Board. Based upon such approval by the OILT Conflicts Committee, the OILT GP Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to the holders of Common Units for approval at a meeting of such holders for the purpose of approving the Merger Agreement and the Merger.

The Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger by holders of a majority of the outstanding Common Units; (2) applicable regulatory approvals; (3) the absence of certain legal injunctions or impediments prohibiting the transactions; (4) the validity of the representations and warranties made by the parties to the Merger Agreement; (5) the effectiveness of a registration statement on Form S-4 with respect to the issuance by Enterprise of the Enterprise Common Units in connection with the Merger; (5) the receipt of certain tax opinions; (6) approval for the listing of the Enterprise Common Units to be issued in connection with the Merger on the New York Stock Exchange; and (7) the nonoccurrence of certain events that would have a material adverse effect on the business of OILT or Enterprise.

The Merger Agreement provides that OILT will convene a meeting of OILT unitholders to consider and vote on the approval of the Merger Agreement and the Merger, subject to the terms and conditions of the Merger Agreement. The Merger Agreement permits, subject to certain conditions, the OILT Conflicts Committee or the OILT GP Board to withdraw, modify or qualify its recommendations and to publicly approve or recommend an Acquisition Proposal (as defined in the Merger Agreement) (an “OILT Change in Recommendation”) if it has concluded in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that failure to make an OILT Change in Recommendation would be inconsistent with its duties under the OILT partnership agreement and applicable law. If there occurs an OILT Change in Recommendation in accordance with the Merger Agreement, OILT is not required to call, hold or convene the meeting of unitholders.

The Merger Agreement contains provisions granting both Enterprise and OILT the right to terminate the Merger Agreement for certain reasons, including, among others, (1) if the Merger has not been consummated on or before March 31, 2015 (2) the failure of OILT to obtain approval of the Merger by the affirmative vote or consent of holders of at least a majority of the outstanding Common Units, and (3) in the event an OILT Change in Recommendation has occurred.

Support Agreement

In connection with the Merger Agreement, Enterprise entered into a Support Agreement, dated as of November 11, 2014 (the “Support Agreement”), by and among Enterprise, OILT and EPO. Pursuant to the Support Agreement, EPO agreed to vote its Common Units in favor of the adoption of the Merger Agreement at any meeting of OILT unitholders. EPO directly owns 54,799,604 Common Units, representing approximately 66 percent of the outstanding Common Units and a sufficient vote for approval of the Merger Agreement and the Merger if voted in favor therefor pursuant to OILT’s partnership agreement. In addition, pursuant to the Support Agreement, EPO granted an irrevocable proxy to a member of the OILT Conflicts Committee to vote such units accordingly.

The Support Agreement will terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) an OILT Change in Recommendation permitted under the Merger Agreement, or (iv) the written consent of the parties to the Support Agreement.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 54,799,604 Units beneficially owned by DD LLC, representing approximately 65.9% of the outstanding limited partner interests of OILT. DD LLC is the sole member of EPD GP, the non-economic general partner of EPD, which directly or indirectly owns all of the membership interests of EPO, which directly owns the 54,799,604 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.

DD LLC holds no Units directly, but is the sole member of EPD GP. Therefore, both DD LLC and the DD LLC Trustees have an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO.

EPD GP holds no Units directly, but is the non-economic general partner of EPD, and as such has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

EPD holds no Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, EPD, as the sole stockholder of OLPGP, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

OLPGP holds no Units directly, but is the sole manager of EPO and owns a 0.001% membership interest in EPO. Accordingly, OLPGP has an indirect beneficial ownership of the 54,799,604 Units, representing approximately 65.9% of the outstanding Units, owned directly by EPO. As set forth herein, OLPGP, as sole manager of EPO, has shared voting and dispositive power over the 54,799,604 Units owned directly by EPO.

EPO holds directly 54,799,604 Units, representing approximately 65.9% of the outstanding Units. As set forth herein, EPO has shared voting and dispositive power over the 54,799,604 Units owned directly by it.

The aforementioned ownership amounts of Units by the Reporting Persons are as of November 17, 2014, the most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on Common Units outstanding as of September 30, 2014 (based on information provided by OILT) on a pro forma basis after giving effect to the Conversion.

(c) On October 1, 2104 and immediately following the closing of the GP Purchase, EPD contributed all of its interest in OILT GP and the Common Units and Subordinated Units of OILT owned by it to EPO, its indirect wholly owned subsidiary, pursuant to a contribution agreement.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibits 17 and 18 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on October 10, 2014).

2	First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 19, 2011 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011).

3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 14, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 16, 2014).

4	Second Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC, dated as of October 1, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on October 1, 2014).

5	Contribution and Purchase Agreement, dated as of October 1, 2014, by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC (incorporated by reference to Exhibit 2.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

6	364-Day Revolving Credit Agreement, dated as of September 30, 2014, among Enterprise Products Operating LLC, the Lenders party thereto, Citibank, N.A., as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

7	Waiver and Assignment Agreement (Oiltanking Houston), dated as of October 1, 2014, including Addendum No. 2 (to Oiltanking Houston Loan Agreement 11/27/08), Addendum No. 1 (to Oiltanking Houston Loan Agreement 5/11/12) and Addendum No. 1 (Oiltanking Houston Loan Agreement 5/31/13) (incorporated by reference to Exhibit 7 to the Schedule 13D filed on October 10, 2014).

8	Waiver and Assignment Agreement (Oiltanking Beaumont), dated as of October 1, 2014, including Addendum No. 1 (to Oiltanking Beaumont Loan Agreement 12/21/09) (incorporated by reference to Exhibit 8 to the Schedule 13D filed on October 10, 2014).

9	Waiver and Assignment Agreement (Oiltanking), including Addendum No. 3 to Credit Agreement (Oiltanking) (incorporated by reference to Exhibit 9 to the Schedule 13D filed on October 10, 2014).

10	Credit Limit Agreement by and between Oiltanking Partners, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of June 15, 2011, as amended by Addendum No. 1 thereto, dated June 22, 2011 (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-173199), filed on June 23, 2011).

11	Addendum No. 2 dated November 7, 2012, to the Credit Limit Agreement dated June 15, 2011, between Oiltanking Partners, L.P. as Borrower, and Oiltanking Finance B.V. as Lender (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (File No. 001-35320) filed on November 8, 2012).

12	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of May 16, 2012, but effective as of May 11, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on May 21, 2012).

13	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on June 26, 2013).

14	Letter dated October 1, 2014 to Greg King, Chairman of Conflicts Committee of OTLP GP, LLC re Merger Proposal (incorporated by reference to Exhibit 14 to the Schedule 13D filed on October 10, 2014).

15	Seventh Amended and Restated Administrative Services Agreement, effective as of October 1, 2014, by and among Enterprise Products Operating LLC, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on October 22, 2014).

16	Tax Sharing Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on October 22, 2014).

17	Agreement and Plan of Merger, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPOT MergerCo LLC, Oiltanking Partners, L.P. and OTLP GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on November 12, 2014).

18	Support Agreement, dated as of November 11, 2014, by and among Enterprise Products Partners L.P., Enterprise Products Operating LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on November 12, 2014).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams, as Voting Trustee under the
Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Ralph S. Cunningham
Ralph S. Cunningham, as Voting Trustee under the Dan
Duncan LLC Voting Trust Agreement

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann, as Voting Trustee under the Dan
Duncan LLC Voting Trust Agreement

Dated: November 17, 2014	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
President and Chief Executive Officer

Dated: November 17, 2014	ENTERPRISE PRODUCTS HOLDINGS LLC

ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products Holdings LLC its General Partner

ENTERPRISE PRODUCTS OLPGP, INC.

ENTERPRISE PRODUCTS OPERATING LLC

	By:	Enterprise Products OLPGP, Inc. its sole manager

	By	/s/ Michael A. Creel
	Name:	Michael A. Creel
	Title:	Chief Executive Officer